------------------------------
                                                  OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number            32350287
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to
    Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   France Telecom S.A.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   6 Place D'Alleray
--------------------------------------------------------------------------------
                                    (Street)

    Paris               France                75505 Cedex 15
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Sprint Corporation (FON)
   Sprint Corporation (PCS)
================================================================================
3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

   N/A
================================================================================
4. Statement for Month/Year

   3/99
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)
================================================================================
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ x ] Form filed by one Reporting Person
   [   ] Form filed by more than one
         Reporting Person
================================================================================

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================


                                                                                                         6.
                                                          4.                              5.             Owner-
                                                          Securities Acquired (A) or      Amount of      ship
                                             3.           Disposed of (D)                 Securities     Form:     7.
                                             Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                               2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                             Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security              Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                     (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

=============================================================================================================================


*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
================================================================================



                                                                                                            9.      10.
                                                                                                            Num-    Owner-
                                                                                                            ber     ship
                                                                                                            of      Form
          2.                                                                                                Deri-   of
          Conv-                                                 6.                                          vative  Deri-  11.
          ersion                                                Date Exer-                                  Secur-  vative Nature
          or                                                    cisable and     7.                  8.      ities   Secu-  of
          Exer-           4.                                    Expiration      Title and           Price   Benefi- rity:  In-
1.        cise    3.      Trans-     5.                         Date (Month/    Amount of Under-    of      cially  Direct direct
Title of  Price   Trans-  action     Number of Derivative       Day/Year)       lying Securities    Deri-   Owned   (D) or Bene-
Deriv-    of      action  Code       Securities Acquired (A)    -------------   (Instr. 3 and 4)    vative  at      In-    ficial
ative     Deriv-  Date    (Instr.    or Disposed of (D)         Expir-        --------------------- Secur-  End of  direct Owner-
Security  ative   (Month/  8)        (Instr. 3, 4 and 5)        Date   Expir-          Amount       ity     Month   (I)    ship
(Instr.   Secur-  Day/    --------  --------------------------- Exerc- ation           or number    (Instr. (Instr. (Instr.(Instr
 3)       ity     Year)   Code  V    (A)          (D)           isable Date    Title   of Shares     5)      4)      4)     4)
-------------------------------------------------------------------------------------------------------------------------------

PCS Common                                                                    PCS Common
Stock-    1 for 1  3/22/99  P           73,450 (A)                N/A    N/A  Stock-        73,450  $46.4903           D  N/A
Series 3*                                                                     Series 1
-------------------------------------------------------------------------------------------------------------------------------
PCS Common                                                                    PCS Common
Stock-    1 for 1  3/23/99  P          165,000 (A)                N/A    N/A  Stock-       165,000  $43.0568           D  N/A
Series 3*                                                                     Series 1
-------------------------------------------------------------------------------------------------------------------------------
PCS Common                                                                    PCS Common
Stock-    1 for 1  3/24/99  P           85,000 (A)                N/A    N/A  Stock-        85,000  $43.0305           D  N/A
Series 3*                                                                     Series 1
-------------------------------------------------------------------------------------------------------------------------------
PCS Common                                                                    PCS Common
Stock-    1 for 1  3/25/99  P           86,800 (A)                N/A    N/A  Stock-        86,800  $45.1508           D  N/A
Series 3*                                                                     Series 1
-------------------------------------------------------------------------------------------------------------------------------
PCS Common                                                                    PCS Common
Stock-    1 for 1  3/26/99  P           39,750 (A)                N/A    N/A  Stock-        39,750  $44.9770 27,658,718**D N/A
Series 3*                                                                     Series 1
-------------------------------------------------------------------------------------------------------------------------------

FON Common                                                                    FON Common
Stock-    1 for 1  3/22/99  P           56,000 (A)                N/A    N/A  Stock-        56,000  $99.3642            D  N/A
Series 3*                                                                     Series 1
-------------------------------------------------------------------------------------------------------------------------------
FON Common                                                                    FON Common
Stock-    1 for 1  3/23/99  P           75,000 (A)                N/A    N/A  Stock-        75,000  $97.7270            D  N/A
Series 3*                                                                     Series 1
-------------------------------------------------------------------------------------------------------------------------------
FON Common                                                                    FON Common
Stock-    1 for 1  3/24/99  P           40,000 (A)                N/A    N/A  Stock-        40,000  $95.1414            D  N/A
Series 3*                                                                     Series 1
-------------------------------------------------------------------------------------------------------------------------------
FON Common                                                                    FON Common
Stock-    1 for 1  3/25/99  P           29,000 (A)                N/A    N/A  Stock-        29,000  $98.1787 43,318,018**D N/A
Series 3*                                                                     Series 1
==============================================================================================================================
Explanation of Responses:


* The transactions listed in Table II represent open market purchases by France Telecom S.A. ("FT") of shares of PCS Common Stock-Series 1 and shares of FON Common Stock-Series 1. According to the charter of Sprint Corporation ("Sprint"), upon the acquisition of shares of PCS Common Stock-Series 1 and FON Common Stock-Series 1 by FT, such shares are deemed to convert into shares of PCS Common Stock-Series 3 and FON Common Stock-Series 3, respectively.

** FT and Deutsche Telekom AG ("DT") may be deemed members of a group, with each holding 43,118,018 shares of Class A Common Stock, 6,099,709 shares of PCS Common Stock-Series 3 and 200,000 shares of FON Common Stock-Series 3 of Sprint. FT disclaims beneficial ownership of shares held by DT for reporting purposes on this Form 4. Each share of Class A Common Stock can be converted into one share of FON Common Stock-Series 3 (or, in certain circumstances, FON Common Stock-Series 1) and one-half share of PCS Common Stock-Series 3 (or, in certain circumstances, PCS Common Stock-Series 1). Each share of PCS Common Stock-Series 3 and FON Common Stock-Series 3 can be converted in certain circumstances into one share of PCS Common Stock-Series 1 and FON Common Stock-Series 1, respectively.

                                /s/ Thierry Girard                    4/8/99
                               -------------------------------      ----------
                                Title: Senior Vice President           Date

                                **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).